Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112

Charles N. Charnas Vice President, Acting General Counsel and Assistant Secretary (650) 857-6162 Tel (650) 857-4837 Fax charles.charnas@hp.com

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

VIA EDGAR

November 13, 2006

Mr. Thomas Ferraro Senior Staff Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Hewlett-Packard Company
Form 10-K for the Fiscal Year Ended October 31, 2005
Filed December 21, 2005
Form 8-K Filed November 17, 2005
Form 8-K Filed February 15, 2006
Form 8-K Filed May 16, 2006
Form 8-K Filed June 6, 2006

Dear Mr. Ferraro:

Thank you for your letter dated September 8, 2006 with regard to the above-referenced filings made by Hewlett-Packard Company (“HP”). We have provided below HP’s responses to the comments set forth in your letter. To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Form 8-K filed on November 17, 2005, Form 8-K filed on February 15, 2006, Form 8-K filed on May 16, 2006 and Form 8-K filed on June 6, 2006

1.	We have reviewed your response concerning the non-GAAP operating statement in columnar format. We continue to have the concerns primarily expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe it should be removed. Provide us with proposed disclosure for your next earnings release using 3 rd quarter operating results as an example. We may have further comments.

We acknowledge the Staff’s comment with respect to HP’s presentation of non-GAAP financial measures in an operating statement columnar format in its earnings release furnished on Form 8-K. We continue to believe that HP’s non-GAAP operating statements present the non-GAAP financial measures in a manner that is more comprehensible to investors than alternative formats. However, in response to the Staff’s comment, HP will, in its subsequent earnings releases furnished on Form 8-K, present the non-GAAP financial measures included in

Mr. Thomas Ferraro
November 13, 2006

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

each such earnings release in a format substantially similar to that set forth in Attachment A to this letter.

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HP hereby requests confidential treatment of Attachment A to this letter pursuant to the provisions of Rule 83 of the SEC’s Rules Concerning Information and Requests (“Rule 83”). More specifically, we request that the SEC staff not disclose that portion of this letter, as indicated by [***], or any memoranda, notes, correspondence or other writings made by the SEC or the SEC staff relating to that portion of this letter or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act (“FOIA”), 5 U.S.C. §522. In the event that the SEC staff receives a request for access to the confidential portions herein, whether pursuant to FOIA or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. All notices, orders and requests for substantiation of this confidential treatment request should be directed to:

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
Attn: General Counsel

Please contact me at (650) 857-6162 or David Ritenour at (650) 857-3059 if you have any questions about this request.

Very truly yours,

/s/ Charles N. Charnas

Charles N. Charnas

cc:	Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission Operations Center 6432 General Green Way Alexandria, VA 22312-2413

Mr. Thomas Ferraro November 13, 2006 Page 3

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

Attachment A

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